UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 29, 2012

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”) is furnishing this Form 6-K/A, which amends and restates in its entirety BBVA’s report on 6-K furnished to the
Securities and Exchange Commission on February 10, 2011 (the “Original Form
6-K”).  The Original Form 6-K inadvertently omitted its exhibit.  The sole purpose of this Form 6-K/A is to include such exhibit.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM ONE FOR THE ANNUAL GENERAL MEETING OF
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 11TH MARCH 2011.

1.- Approve, in accordance with the terms contained in the legal documents, the financial statements and management report of Banco Bilbao Vizcaya Argentaria,
S.A. corresponding to the year ending 31st December 2010, as well as the annual financial statements and management report of the Banco Bilbao Vizcaya
Argentaria Group corresponding to the same financial year.

2.- Approve the proposed application of earnings of Banco Bilbao Vizcaya
Argentaria, S.A. corresponding to 2010, to the sum of €2,903,911,109.89 (two billion, nine hundred and three million, nine hundred and eleven thousand, one hundred and nine euros, eighty nine cents), distributed in the following manner:

• The sum of €72,808,038.07 (seventy two million, eight hundred and eight thousand, thirty eight euros, seven cents) will be used to provision the legal reserve.

• The sum of €1,078,816,187.43 (one billion, seventy eight million, eight hundred and sixteen thousand, one hundred and eighty seven euros, forty three cents) will be used to pay the dividends that have already been fully paid out prior to this General Meeting as first, second and third interim dividends, pursuant to the resolutions adopted by the Bank's Board of Directors at its
meetings,30thJune, 29th September and 21st of December 2010, respectively. It is resolved to ratify insofar as is necessary the aforementioned Board of
Directors' resolutions approving the payout of the first, second and third interim dividends against the financial year 2010.

• The rest of the Banco Bilbao Vizcaya Argentaria, S.A.'s earnings for 2010, ie, the sum of €1,752,286,884.39 (one billion, seven hundred and fifty two million, two hundred and eighty six thousand, eight hundred and eighty four euros, thirty nine cents) will be used to provision to the Bank's voluntary reserves.

3.-  Approve the management of the Banco Bilbao Vizcaya Argentaria, S.A. Board
of Directors in 2010.

4.- Confer authority on the Chairman & CEO, Mr Francisco González Rodríguez and the Company & Board Secretary, Mr  Domingo Armengol Calvo, severally, to deposit the financial statements, management reports and auditors' reports for the Bank and its Group, and to issue the certificates referred to in articles 279 of the
Capital Companies Act and 366 of the Companies Registry regulations.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM TWO FOR THE ANNUAL GENERAL MEETING OF
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 11TH MARCH 2011.

Under this agenda item, the General Meeting is submitted a proposal, in line with the proposal made to the Board of Directors by the Appointments Committee,
to re-elect the following persons, for the term of office established in the
Company Bylaws: Mr Tomás Alfaro Drake, Mr Juan Carlos Álvarez Mezquíriz, Mr
Carlos Loring Martínez de Irujo and Ms Susana Rodríguez Vidarte, as members of the Board of Directors in independent directorships.

It is also proposed that the General Meeting ratify the resolution passed by the
Board of Directors at its meeting, 1st February 2011, co-opting the shareholder,
Mr José Luis Palao García-Suelto as member of the Board of Directors as independent director, and that he be re-elected for the term of office established in the Company Bylaws, all in keeping with the proposal from the
Appointments Committee.

Consequently, it is proposed that the General Meeting adopt the following resolutions:

2.1.- Re-elect Mr Tomás Alfaro Drake, of full age, married, Spanish national, with address for these purposes at 81 Paseo de la Castellana, Madrid, with tax identity document 16.218.822-G, to the Board of Directors for the three-year term established in the Company Bylaws.

2.2.- Re-elect Mr Juan Carlos Álvarez Mezquíriz, of full age, married, Spanish national, with address for these purposes at 81 Paseo de la Castellana, Madrid, with tax identity document 14.955.512-S, to the Board of Directors for the three-year term established in the Company Bylaws.

2.3.- Re-elect Mr Carlos Loring Martínez de Irujo, of full age, married, Spanish national, with address for these purposes at 81 Paseo de la Castellana, Madrid, with tax identity document 1.357.930-X, to the Board of Directors for the three-year term established in the Company Bylaws.

2.4.- Re-elect Ms Susana Rodríguez Vidarte, of full age, married, Spanish national, with address for these purposes at 81 Paseo de la Castellana, Madrid, with tax identity document 14.915.845-T, to the Board of Directors for the three-year term established in the Company Bylaws.

2.5.- Ratify the resolution passed by the Board of Directors in its meeting, 1st
 February 2011, nominating the shareholder, Mr José Luis Palao García-Suelto, of full age, married, Spanish national, with address for these purposes at 81 Paseo de la Castellana, Madrid, with tax identity document 2.474.312-H, to the Board of Directors and re-elect him to the Board of Directors for the three-year term established in the Company Bylaws.

Pursuant to paragraph 2 of article 34 of the Company Bylaws, determine the number of directors at whatever number there are at this moment in compliance with the resolutions adopted under this agenda item, which will be reported to the General Meeting for all due effects.

Mr. TOMÁS ALFARO DRAKE
Director

Born in Madrid in 1951.
Married.
Studied engineering at ICAI.
Masters degree in Economics and Business Management (MBA) from IESE.

Professional Background:

1973 – 1975 DIMETAL, S.A. Systems engineer.
1975 – 1977 DIMETAL, S.A. Sales and Marketing Manager, Industrial Automation
Division.
1979 – 1981 JOHNSON WAX ESPAÑOLA, S.A. Product Manager.
1981 – 1998 Instituto de Empresa.
 Director of marketing area.
  Director of masters programme in Commercial Management and   Marketing.
Academic director.
 Teaching activities as lecturer on finance and marketing. Continues to lecture.
1981-1998 Consultant for finance and marketing at Spanish and multinational companies in different industries, including finance, industry, distribution and services.
1998 Universidad Francisco de Victoria.
 Director of degree in Business Management and Administration.
 Director of degree in Marketing.
 Director of diploma in Business Sciences.

He was appointed to a BBVA directorship on 18th March 2006. He is chairman of the Appointments Committee.

Mr. JUAN CARLOS ÁLVAREZ MEZQUÍRIZ
Director

Born in Crémenes (León) in 1959.
Married.
Graduated in Economic Science from the Universidad Complutense de Madrid.

Professional Background:

1988 – Joined FISEG, Empresa Financiera de Servicios Generales.
1990 – General Manager of EL ENEBRO, S.A. (Grupo Eulen).
1993 - Financial Area Director, EULEN, S.A.
2002 - Managing Director of GRUPO EULEN, S.A.
2010 – Managing Director of GRUPO EL ENEBRO, S.A.
He was appointed to a BBVA directorship on 28th January 2000.

Mr. CARLOS LORING MARTÍNEZ DE IRUJO
Director

Born in Mieres (Asturias) in 1947.
Married.
Graduated in Law from Universidad Complutense de Madrid.

Professional Background:

In 1971 joined J&A Garrigues, becoming Partner in 1977. Held posts there as
Director of M&A Department, Director of Banking and Capital Markets, and acted as legal consultant for big public companies. Since 1985, has been member of its
Management Committee.
His activity has focussed on advising big multinational corporations on mergers and acquisitions, and he has been intensely involved in the legal coordination of some key global floats and placements, for Spanish and non-Spanish companies, representing arrangers and issuers.
More recently, he has been providing consultancy services for listed companies in their big corporate operations, giving them legal assistance at their General
Shareholders Meetings.

He is a renowned specialist in Corporate Governance, having helped several public companies to restructure their organisation as new recommendations and regulations on good governance have been published in Spain. Recently, the
“International Who’s Who of Business Lawyers” named him one of the leading legal experts worldwide in Corporate Governance.
From 1984 to 1992 was member of the Governing Body of the Colegio de Abogados de
Madrid (Madrid Law Association).
Has worked with the Centro de Estudios Garrigues as a member of the Advisory
Board for the Masters in Private Banking.

He was appointed to a BBVA directorship on 28th February 2004. He is chairman of the Remuneration Committee.

Ms. SUSANA RODRÍGUEZ VIDARTE
Director

Born in Bilbao (Vizcaya) in 1955.
Married.
Doctor in Economic and Business Sciences from Universidad de Deusto.

Professional Background:

Has mainly worked in the academic field.
Teacher and Researcher at Management Department, Faculty of Economic and
Business Sciences. La Comercial de la Universidad de Deusto.
Held Chair in Business Economics and Management Control, with teaching activities in undergraduate and postgraduate programmes at La Comercial in
Spain, Argentina and Chile.
Dean of the Economics and Business Sciences Faculty La Comercial de la
Universidad de Deusto from 1996 to 2009 and, since 2003, Director of Instituto
Internacional de Dirección de Empresas. Presently manages the Postgraduate area of the Faculty of Economics and Business Sciences.
Has been member of the Board of Trustees of Fundación Deusto and of the Board of
Instituto Vasco de Competitividad, and is currently member of the Board of trustees of Fundación Bernaola and of Fundación Microfinanzas.

Joint Editor of Boletín de Estudios Económicos.

Member of Instituto de Contabilidad y Auditoría de Cuentas (Accountants and
Auditors Institute).

She was appointed to a BBVA directorship on 28th May 2002.

Mr. JOSÉ LUIS PALAO GARCÍA-SUELTO
Director

Born in Madrid in 1944.
Married.
Spanish national.

Agricultural Engineer from the Madrid School of Agricultural Engineers.
Graduated in Economics and Business Studies from the Complutense University of
Madrid.
Certificate in Project Management, National Poly-technical Institute of Madrid.

Professional Background:

1970 - 1977 ARTHUR ANDERSEN. Audit Division.
1977 - 1979 INSTITUTO DE CRÉDITO OFICIAL. Head of Audit & Inspection Services.
1979 - 2002 ARTHUR ANDERSEN. Senior Partner of the Financial Division in Spain.
2002 - 2010 Freelance Consultant.

He has been a member of the Spanish Institute of Auditors, the Official Registry
of Auditors and the Banks Committee of the Registry of Auditor Economists.

He was appointed Director of the BBVA on 1st February 2011.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM THREE FOR THE ANNUAL GENERAL MEETING OF
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 11TH MARCH 2011.

1.- To adopt the common plan of merger (hereinafter "Merger Plan") signed by the directors of Banco Bilbao Vizcaya Argentaria, S.A., 1st February 2011, and by
the directors of Finanzia  Banco de Crédito, S.A. (Unipersonal), 28th  and 29th
January 2011, deposited in the Companies Registries of Vizcaya and Madrid.

2.- To approve as the merger balance sheet of Banco Bilbao Vizcaya Argentaria,
S.A. its balance sheet for the year ending 31st December 2010, filed by the
Company's board of directors, duly verified by the auditor of accounts and approved by this General Meeting under its agenda item one.

3.- Consequently, to adopt the merger by absorption of Finanzia Banco de
Crédito, S.A. (Unipersonal) by  Banco Bilbao Vizcaya Argentaria, S.A., making a block transfer under universal succession of its assets to Banco Bilbao Vizcaya
Argentaria, S.A. All the rights and obligations of the absorbed company, in general and without any reservation or limitation, will be subrogated to the absorbing company in compliance with Act 3/2009, 3rd  April, on Structural
Amendments of Mercantile Companies (hereinafter "Act 3/2009).

The absorbed company is fully and directly owned by Banco Bilbao Vizcaya
Argentaria, S.A. Thus, pursuant to article 49 of Act 3/2009 and as established in the Merger Plan, it is not necessary to make any reference to the ratio or procedures for exchanging shares or corporate interests or the date after which the new shares will confer the right to a share in corporate earnings, the absorbing company will not need to increase its shareholder equity, and no directors' reports or expert reports will be required on the Merger Plan.

This resolution for merger by absorption is adopted in compliance with the
Merger Plan. The following is hereby stated for the effects of articles 228 of the Companies Registry Regulations and 40.1 of Act 3/2009:

A.- Name and address of the companies participating in the merger and the data identifying them in their respective entries in the Companies Registry.

As absorbing company

- Banco Bilbao Vizcaya Argentaria, S.A., Spanish company, with head office registered in Bilbao at 4 Plaza de San Nicolás, tax identification number
A-48265169 and filed at the Vizcaya Companies Registry under Tome 2083, Folio 1, sheet number BI-17 A.

As absorbed company

- Finanzia Banco de Crédito, S.A. (Unipersonal), Spanish company with head office registered in Madrid at 4 Calle Julián Camarillo, tax identification number A-37001815, and filed in the Madrid Companies Registry under Tome 691,
Folio 183, sheet number M-14196, Inscriptions 1 and 2.

- Finanzia Banco de Crédito, S.A.  (Unipersonal) is directly and fully owned by
Banco Bilbao Vizcaya Argentaria, S.A.

B.- Conversion ratio and share conversion procedure. Other references.

Pursuant to article 49.1, sections 1 and 3 of Act 3/2009, given that the absorbed company is fully and directly owned by Banco Bilbao Vizcaya Argentaria,
S.A., it will not be necessary for Banco Bilbao Vizcaya Argentaria, S.A. to increase its capital,  and the Merger Plan does not need to make any reference to section 2 of article 31 in Act 3/2009 regarding the ratio and procedures for the share swap, or to the date after which the new shares will confer the right to a share in corporate earnings.

C.- Impacts on industrial contribution or ancillary services

Since neither of the companies involved in the merger have industrial partners or shareholders with any obligation to provide ancillary services, this matter does not need to be considered herein.

D.-  Directors' and independent-experts' reports

Pursuant to article 49.1.2 of Act 3/2009, it is not necessary for the companies'
directors or any independent experts to draw up reports.

E.- Date as of which transactions of the absorbed company will be deemed to have been carried out to the account of the absorbing company for accounting purposes

The date as of which transactions of Finanzia Banco de Crédito, S.A.
(Unipersonal) will be considered to have been carried out by Banco Bilbao
Vizcaya Argentaria, S.A. for accounting purposes., will be 1st January 2011, without detriment to the date on which the public deed is filed placing the merger on public record and the legal personality of the absorbed company extinguished.

F.- Special voting rights and options.

The absorbing company will not be granted any rights or options as a consequence of the merger, as neither the absorbing company nor the absorbed company have any special or privileged classes of shares, or anyone who has special rights other than those of the shares representing the shareholders' equity in the company that will be absorbed in the merger.
G.- Attribution of advantages of any kind.

No advantage will be attributed in the absorbing company to the directors of any of the companies participating in the merger or to independent experts whose involvement is not necessary in this merger.

H.- Bylaw amendments in the absorbing company.

No amendment will be required in the corporate bylaws of the absorbing company because of the merger.

I.- Consequences of the merger for employment, gender impact on the governing bodies and incidence on the corporate social responsibility.

It is not expected that the merger will have any consequence for the jobs of workers employed on the absorbed company's staff. The absorbed company will take over all the employment rights and obligations from the absorbed company, by subrogation.

No change will be needed in the composition of the governing body of the absorbing company. This will continue to be governed and directed by its board of directors, whose appointments are current, such that the merger will have no gender impact on the governing bodies.

The merger will not affect the corporate social responsibility.

J.- Applicable tax regime

Pursuant to article 96 of the consolidated text of the Corporation Tax Act, adopted by Legislative Royal Decree 4/2004, 5th March, this merger transaction will be subject to the special merger tax regime established under Chapter VIII of Title VII of the Companies Tax Act. The absorbing company will notify the
Ministry of Finance & Economy of its option to subject the merger to that tax regime in the form and with the timing established in articles 42 to 45 of the
Corporation Tax Regulations adopted under Royal Decree 1777/2004, 30th July.

K.-  Condition precedent

The planned merger is conditional on obtaining due authorisation from the
Ministry of Finance & Economy pursuant to article 45.c) of the Banking Act, 31st
December 1946, and other concordant legislation and may be suspended if this is not forthcoming.

4.- Without prejudice to the proxies included in other resolutions adopted in today's AGM, and any other existing proxy, it is resolved to:

To confer authority to the Board of Directors, with express powers to pass on this authority to the Executive committee or the director(s) it deems pertinent or the Company & Board Secretary, the most broad-ranging faculties required under law for the fullest implementation of the resolutions adopted by this AGM, making any arrangements necessary to obtain due permits and/or filings from the
Bank of Spain, the Ministry of Economics & Finance, the Directorate General of
Treasury & Financial Policy, the Securities Exchange Supervisor (CNMV), the
entity charged with recording book entries, the Governing Companies of the
Securities Exchanges, the Companies Registry and any other public or private sector bodies that may be competent in the matter. To such ends, they may (i)
establish, complete, develop, amend, remedy omissions and adapt the aforementioned resolutions according to the verbal or written qualifications of the Companies Registry and any competent authorities, civil servants or institutions; (ii) draw up and publish the announcements required under law regarding the resolutions adopted by this AGM; (iii) grant any public and/or private documents they deem necessary or advisable; (iv) place the merger resolutions and the supplementary public and private documents on public record where necessary for the incorporation of the net assets of the company absorbed into the absorbing company to become operative; (v) make the settlements and guarantee the credits to the creditors that oppose the merger in the terms established in Act 3/2009, 3rd April, on structural amendments of mercantile companies; (vi) grant all the deeds for the inventory of goods, where applicable, or any others that may be necessary or advisable to accredit the ownership of the absorbing company over the goods and rights acquired as a consequence of the merger by absorption and achieve the filing in the public registries of any goods that require filing under the name of the absorbing company; (iv) engage in any acts that may be necessary or advisable to successfully implement them and, in particular, to have them filed at the
Companies Registry or in other registries in which they may be filed.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM FOUR FOR THE ANNUAL GENERAL MEETING OF
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 11TH MARCH 2011.

Repealing the unavailed part of the authorisation conferred by the Annual
General Meeting, 13th March 2009, under agenda item five:

1. To confer authority on the board of directors powers as broad as may be necessary under law, to increase share capital, pursuant to article 297.1.b) of the Capital Companies Act, within the legal term of five years as of the date on which this General Meeting is being held, up to a maximum equivalent to 50% of the Company's share capital at the time of this authority. The board of directors may increase capital on one or several occasions, for the amount it decides, by issuing new ordinary or privileged shares with or without voting rights, including redeemable shares or shares of any other kind permitted under law, with or without an issue premium, the countervalue being payable in cash.
The Board of Directors may determine the terms and conditions of the capital increase, the nominal value of the shares to be issued, their characteristics and any privileges they might confer, the attribution of redemption rights and their terms and conditions, and how the Company shall exercise them.

To attribute the power to the Board of Directors to exclude pre-emptive subscription rights on the share issues made under this authority, pursuant to article 506 of the Capital Companies Act.  This power will be limited to the capital issues made under this resolution up to the maximum amount equivalent to
20% of the Company's share capital at the moment of this authorisation.

Likewise, to attribute to the Board of Directors the power to freely offer the shares not subscribed within the pre-emptive subscription period(s), when any such period is granted, and to establish that should the issue be undersubscribed, the capital will be increased by the amount effectively subscribed, pursuant to article 311 of the Capital Companies Act and the redraft article 5 of the Company Bylaws.

All this will be done pursuant to applicable legal and bylaw provisions at any time, and is conditional on obtaining due permits.

2. To request the competent Spanish and non-Spanish securities exchanges on which the Banco Bilbao Vizcaya Argentaria, S.A. shares are already listed at the time of each capital increase to allow trading of the new shares, provided they comply with applicable regulations. The Board of Directors is hereby authorised, with express powers to delegate this authority to the Executive Committee and/or any member(s) of the Board of Directors or Company proxies, to grant any documents and engage in any acts that may be necessary to such end, including any action, statement or arrangement before the competent authorities of the
United States of America to achieve the listing of the shares represented by
ADSs for trading, or before any other competent authority.

3. Likewise, to authorise the Board of Directors, pursuant to article 249 of the
Capital Companies Act, to pass on to the Executive Committee the powers delegated to it by the AGM regarding the aforementioned resolutions, with express authority for substitution by the Chairman of the Board, the Chief
Operating Officer or any other Director or proxy of the Bank.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM FIVE FOR THE ANNUAL GENERAL MEETING OF
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 11TH MARCH 2011.

5.1 To increase share capital by a given amount by issuing new shares with a nominal value of €0.49, without an issue premium and of the same class and series as those currently in circulation, to be charged against voluntary reserves. Possibility of undersubscription. Commitment to purchase the rights of free allocation. Request for listing. Delegation of powers.

1. Increase in released capital.- To increase the share capital of Banco Bilbao
Vizcaya Argentaria S.A. (“BBVA”, the “Company” or the “Bank”) to be charged against voluntary reserves by an amount calculated by multiplying (a) the number of new shares to be issued as determined by the formula below, by (b) €0.49 (the nominal value of an ordinary BBVA share).  The capital increase will be achieved by issuing new shares of the same class and series and with the same rights as those currently in circulation, each with a nominal value of €0.49, represented by book-entries, for free allocation to the Bank’s shareholders.

The possibility of incomplete subscription is expressly provided for as required by article 311 of the Capital Companies Act. If incomplete subscription occurs, the capital increase will be for the amount actually subscribed.

The number of new shares to be issued will be the outcome of the following formula, rounding down to the next whole number:

NOS / NAR

Where:

NOS (number of old shares) is the total number of BBVA shares on the date the
Board of Directors resolves to carry out the increase;

and

NAR (number of allocation rights) is the number of rights of free allocation necessary to be assigned one new share. This will be determined by the following formula, rounding up to the next whole number:

  NAR = RP x NOS / 690,000,000

Where:

RP (reference price) is the reference trading price of BBVA’s shares for the purpose of the present capital increase. This will be the arithmetic mean of the average weighted price of BBVA shares traded on the Spanish stock exchange system (SIBE - Mercado Continuo) over five (5) trading days prior to the date that the Board of Directors (or the Executive Committee, if so delegated by the former) resolves to carry out the capital increase, rounded off to the nearest one-thousandth of a euro. In the event of a half of one-thousandth of a euro, this will rounded up to the nearest one-thousandth. In no event can the RP be less than the nominal value of the Company’s shares. Therefore if the result of the calculation is less than €0.49, the RP will be €0.49.

2. Reference balance sheet.-   According to article 303 of the Capital Companies
Act the balance sheet to be used as the basis of the transaction is that of 31st
 December 2010, duly approved by the Bank’s auditor and by this General Meeting under its agenda item one.

3. Reserves used.- The capital increase will be completely charged against voluntary reserves, which at 31st December 2010 stood at €4,168,234,000.

4. Right of free allocation.- All the Bank’s shareholders will have the right to free allocation of the new shares. Every share will convey one right of free allocation.

A certain number of rights (NAR) will be necessary to receive a new share. In order to ensure that all free allocation rights can be effectively exercised and the number of new shares will be a whole number, BBVA or a Group subsidiary will decline a corresponding number of free allocation rights to which they would have been entitled.

Holders of bonds convertible into BBVA shares will not have the right to free allocation of the new shares, without prejudice to modifications that might be made to the conversion ratio under the terms of each issue.

5. Assignment and transferability of rights of free allocation.- The rights of free allocation will be assigned to BBVA shareholders who are accredited as such in the registers of Sociedad de Gestión de los Sistemas de Registro,
Compensación y Liquidación de Valores S.A. (IBERCLEAR) at the end of the day of
publication of the capital increase in the Official Gazette of the Companies
Registry.

The rights of free allocation of the new shares will be transferable. The rights of free allocation can be traded on the market during a period to be determined by the Board of Directors within a minimum of 15 calendar days after publication of the capital increase in the Official Gazette of the Companies Registry.
At the end of the trading period for the free allocation rights, new shares that cannot be assigned will be registered to whoever can claim ownership and held in deposit. After three years any shares that are still pending allocation can be sold in accordance with article 117 of the Capital Companies Act acting without liability on behalf of the interested parties. The net amount of such sale shall be held available to the parties concerned in the manner established by applicable legislation.

6. Commitment to purchase rights of free allocation.- BBVA will undertake to acquire the rights of free allocation, complying strictly with any legal limitations. The purchase price of each right will be calculated by the following formula (rounding off to the closest one-thousandth of a euro and, in the event of a half of a thousandth of a euro, by rounding up to the next whole thousandth):

RP / (NAR + 1)

The commitment to purchase rights of free allocation shall be valid for a period determined by the Board of Directors during the trading period for such rights
(described in section 5 above).

For this purpose it is agreed to authorise the Bank to acquire such rights of free allocation up to a maximum of the total rights issued, always complying with the legal limits.

7. Format and rights of the new shares.- The new shares will be represented by book entries, and the books will be managed by Sociedad de Gestión de los
Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (IBERCLEAR)
and its participating entities. From the date of issue the new shares shall confer on their holders the same rights as the rest of BBVA’s shares.

8. Listing.- It is resolved to apply for listing of the new shares on the stock exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish stock exchange system (SIBE - Mercado Continuo) and to establish all the arrangements and documents needed for listing by the foreign securities exchange authorities where BBVA’s shares are traded: currently London, Mexico and, via ADSs (American
Depository Shares), on the securities markets in New York and Lima. These arrangements also apply to the new shares issued as a consequence of the capital increase and BBVA expressly agrees to be bound by present and future rules of these markets, especially regarding contracts, permanence and exclusion from official listing.

To such effects, authority is conferred on the Board of Directors and the
Executive Committee, with express powers of substitution in both cases so that, once this resolution has been adopted, they can make the corresponding applications, draw up and present any appropriate documents in the terms they consider advisable, and take any measures that may be necessary for such purpose.

For legal purposes it is hereby expressly stated that should a request be made subsequently to de-list BBVA’s shares, the Bank will comply with all the formalities required by applicable legislation. It will also guarantee the interests of shareholders who oppose this or who do not vote for de-listing, thereby satisfying the requirements of the Capital Companies Act, of the
Securities Exchange Act and of other similar or supplementary regulations.

9. Execution of the resolution and conferral of authority. It is resolved to delegate to the Board of Directors authorising it to delegate to the Executive
Committee, with express power for substitution pursuant to article 297.1.a of the Capital Companies Act and with article 30.c of the Company Bylaws, to set the date on which the resolution to increase capital will be carried out. This shall be determined by observing the provisions of this resolution and shall be carried out within one (1) year of its adoption, including amendment of article
5 of the Bylaws regarding the total amount of share capital and the number of shares. In accordance with article 30.c of the Company Bylaws, the Board of
Directors may refrain from executing the present capital increase based on market conditions, on company circumstances or on a social or economic event that makes the action unadvisable. In such case it will inform the first General
Meeting held following the end of the period established for execution.

It is likewise agreed to delegate in the Board of Directors, also in accordance with article 297.1.a of the Capital Companies Act and with power to delegate this to the Executive Committee with express power for substitution in each case, to fix any conditions of each capital increase that have not been established in the previous clauses. In particular, this will include the following, which is not a complete list and does not constitute a limitation or restriction:

(i) To determine the date on which the capital increase will be carried out in the terms and within the limits defined in the present resolution.

(ii) To determine the final amount of the capital increase, the number of new shares, the number of rights of free allocation and the allocation ratio in accordance with the rules established above.

(iii) To determine the specific reserve accounts or sub accounts against which the capital increase will be charged.

(iv) To decline the number of rights of free allocation needed to reconcile the allocation ratio for the new shares, to decline the rights of free allocation that are acquired under an acquisition commitment and to decline any rights of free allocation as might be necessary or convenient.

(v) To establish the period for trading the rights of free allocation with a minimum of 15 calendar days after publication of the capital increase in the
Official Gazette of the Companies Registry.

(vi) To declare the capital increase executed and closed at the end of the above period for trading the rights of free allocation, determining, when relevant, an incomplete subscription and signing whatever public and private documents might be needed for total or partial execution of the capital increase.

(vii) To amend article 5 of the Company Bylaws on share capital.

(viii) To draw up, sign and present the appropriate issue documents to the
Spanish Securities Exchange Commission (CNMV) or to any other competent Spanish or non-Spanish authority and to present any additional or supplementary information or documents required.

(ix) To draw up, sign and present the necessary or appropriate documents for the issue and listing of the new shares to the Spanish Securities Exchange
Commission (CNMV) or to any other competent Spanish or non-Spanish authority or organisation, assuming responsibility for their contents and to draw up, sign and present any supplements needed, requesting their verification and registration.

(x) To carry out any action, declaration or negotiation with the Spanish
Securities Exchange Commission (CNMV), with the governing bodies of the securities exchanges, with the exchanges companies, IBERCLEAR, with the
Department of Treasury & Financial Policy, with the Department of Commerce &
Investment and with any other organisation, entity or register, whether public or private, Spanish or non-Spanish, to obtain (if necessary or advisable) the authorisation, verification and subsequent execution of the issue and the listing of the new shares.

(xi) To draw up and publish any announcements that may be necessary or appropriate for this purpose.

(xii) To draw up, sign, accredit and, if necessary, to certify any type of document related to the issue, including without limit the public and private documents required.

(xiii) To complete all the necessary formalities so that the new shares associated with the capital increase can be entered in IBERCLEAR’s registers and listed on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish stock exchange system (SIBE - Mercado Continuo) system and on foreign stock exchanges that list BBVA’s shares at the time of issue.

(xiv) And to take whatever action might be necessary or appropriate to execute and register the capital increase before whatever entities and organisations, whether public or private, Spanish or non-Spanish, including clarifications, supplements and amendment of defects or omissions that might impede or hinder the full effectiveness of the present resolution.

5.2 To increase share capital by a given amount by issuing new shares with a nominal value of €0.49, without an issue premium and of the same class and series as those currently in circulation, to be charged against voluntary reserves. Possibility of undersubscription. Commitment to purchase the rights of free allocation. Request for listing. Delegation of powers.

1. Increase in released capital.- To increase the share capital of Banco Bilbao
Vizcaya Argentaria S.A. (“BBVA”, the “Company” or the “Bank”) to be charged against voluntary reserves by an amount calculated by multiplying (a) the number of new shares to be issued as determined by the formula below, by (b) €0.49 (the nominal value of an ordinary BBVA share).  The capital increase will be achieved by issuing new shares of the same class and series and with the same rights as those currently in circulation, each with a nominal value of €0.49, represented by book-entries, for free allocation to the Bank’s shareholders.

The possibility of incomplete subscription is expressly provided for as required by article 311 of the Capital Companies Act. If incomplete subscription occurs, the capital increase will be for the amount actually subscribed.

The number of new shares to be issued will be the outcome of the following formula, rounding down to the next whole number:

NOS / NAR

Where:

NOS (number of old shares) is the total number of BBVA shares on the date the
Board of Directors resolves to carry out the increase;

and

NAR (number of allocation rights) is the number of rights of free allocation necessary to be assigned one new share. This will be determined by the following formula, rounding up to the next whole number:

NAR  = RP x NOS / RMV

Where:

 RP (reference price) is the reference trading price of BBVA’s shares for the purpose of the present capital increase. This will be the arithmetic mean of the average weighted price of BBVA shares traded on the Spanish stock exchange system (SIBE - Mercado Continuo) over five (5) trading days prior to the date that the Board of Directors (or the Executive Committee, if so delegated by the former) resolves to carry out the capital increase, rounded off to the nearest one-thousandth of a euro. In the event of a half of one-thousandth of a euro, this will rounded up to the nearest one-thousandth. In no event can the RP be less than the nominal value of the Company’s shares. Therefore if the result of the calculation is less than €0.49, the RP will be €0.49.

RMV is the maximum reference market value of the capital increase, which cannot exceed €550,000,000.

2. Reference balance sheet.- According to article 303 of the Capital Companies
Act the balance sheet to be used as the basis of the transaction is that of 31st
 December 2010, duly approved by the Bank’s auditor and by this General Meeting under its agenda item one.

3. Reserves used.- The capital increase will be completely charged against voluntary reserves, which at 31st December 2010 stood at €4,168,234,000.

4. Right of free allocation.- All the Bank’s shareholders will have the right to free allocation of the new shares. Every share will convey one right of free allocation.

A certain number of rights (NAR) will be necessary to receive a new share. In order to ensure that all free allocation rights can be effectively exercised and the number of new shares will be a whole number, BBVA or a Group subsidiary will decline a corresponding number of free allocation rights to which they would have been entitled.

Holders of bonds convertible into BBVA shares will not have the right to free allocation of the new shares, without prejudice to modifications that might be made to the conversion ratio under the terms of each issue.

5. Assignment and transferability of rights of free allocation.- The rights of free allocation will be assigned to BBVA shareholders who are accredited as such in the registers of Sociedad de Gestión de los Sistemas de Registro,
Compensación y Liquidación de Valores S.A. (IBERCLEAR) at the end of the day of
publication of the capital increase in the Official Gazette of the Companies
Registry.

The rights of free allocation of the new shares will be transferable. The rights of free allocation can be traded on the market during a period to be determined by the Board of Directors within a minimum of 15 calendar days after publication of the capital increase in the Official Gazette of the Companies Registry.

At the end of the trading period for the free allocation rights, new shares that cannot be assigned will be registered to whoever can claim ownership and held in deposit. After three years any shares that are still pending allocation can be sold in accordance with article 117 of the Capital Companies Act acting without liability on behalf of the interested parties. The net amount of such sale shall be held available to the parties concerned in the manner established by applicable legislation.

6. Commitment to purchase rights of free allocation.- BBVA will undertake to acquire the rights of free allocation, complying strictly with any legal limitations. The purchase price of each right will be calculated by the following formula (rounding off to the closest one-thousandth of a euro and, in the event of a half of a thousandth of a euro, by rounding up to the next whole thousandth):

RP / (NAR + 1)

The commitment to purchase rights of free allocation shall be valid for a period determined by the Board of Directors during the trading period for such rights
(described in section 5 above).

For this purpose it is agreed to authorise the Bank to acquire such rights of free allocation up to a maximum of the total rights issued, always complying with the legal limits.

7. Format and rights of the new shares.- The new shares will be represented by book entries, and the books will be managed by Sociedad de Gestión de los
Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (IBERCLEAR)
and its participating entities. From the date of issue the new shares shall confer on their holders the same rights as the rest of BBVA’s shares.

8. Listing.- It is resolved to apply for listing of the new shares on the stock exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish stock exchange system (SIBE - Mercado Continuo) and to establish all the arrangements and documents needed for listing by the foreign securities exchange authorities where BBVA’s shares are traded: currently London, Mexico and, via ADSs (American
Depository Shares), on the securities markets in New York and Lima. These arrangements also apply to the new shares issued as a consequence of the capital increase and BBVA expressly agrees to be bound by present and future rules of these markets, especially regarding contracts, permanence and exclusion from official listing.

To such effects, authority is conferred on the Board of Directors and the
Executive Committee, with express powers of substitution in both cases so that, once this resolution has been adopted, they can make the corresponding applications, draw up and present any appropriate documents in the terms they consider advisable, and take any measures that may be necessary for such purpose.

For legal purposes it is hereby expressly stated that should a request be made subsequently to de-list BBVA’s shares, the Bank will comply with all the formalities required by applicable legislation. It will also guarantee the interests of shareholders who oppose this or who do not vote for de-listing, thereby satisfying the requirements of the Capital Companies Act, of the
Securities Exchange Act and of other similar or supplementary regulations.

9. Execution of the resolution and conferral of authority. It is resolved to delegate to the Board of Directors authorising it to delegate to the Executive
Committee, with express power for substitution pursuant to article 297.1.a of the Capital Companies Act and with article 30.c of the Company Bylaws, to set the date on which the resolution to increase capital will be carried out. This shall be determined by observing the provisions of this resolution and shall be carried out within one (1) year of its adoption, including amendment of article
5 of the Bylaws regarding the total amount of share capital and the number of shares. In accordance with article 30.c of the Company Bylaws, the Board of
Directors may refrain from executing the present capital increase based on market conditions, on company circumstances or on a social or economic event that makes the action unadvisable. In such case it will inform the first General
Meeting held following the end of the period established for execution.

It is likewise agreed to delegate in the Board of Directors, also in accordance with article 297.1.a of the Capital Companies Act and with power to delegate this to the Executive Committee with express power for substitution in each case, to fix any conditions of each capital increase that have not been established in the previous clauses. In particular, this will include the following, which is not a complete list and does not constitute a limitation or restriction:

(i) To determine the date on which the capital increase will be carried out in the terms and within the limits defined in the present resolution.

(ii) To determine the final amount of the capital increase, the number of new shares, the market reference value (up to a maximum of €550,000,000), the number of rights of free allocation and the allocation ratio in accordance with the rules established above.

(iii) To determine the specific reserve accounts or sub accounts against which the capital increase will be charged.

(iv) To decline the number of rights of free allocation needed to reconcile the allocation ratio for the new shares, to decline the rights of free allocation that are acquired under an acquisition commitment and to decline any rights of free allocation as might be necessary or convenient.

(v) To establish the period for trading the rights of free allocation with a minimum of 15 calendar days after publication of the capital increase in the
Official Gazette of the Companies Registry.

(vi) To declare the capital increase executed and closed at the end of the above period for trading the rights of free allocation, determining, when relevant, an incomplete subscription and signing whatever public and private documents might be needed for total or partial execution of the capital increase.

(vii) To amend article 5 of the Company Bylaws on share capital.

(viii) To draw up, sign and present the appropriate issue documents to the
Spanish Securities Exchange Commission (CNMV) or to any other competent Spanish or non-Spanish authority and to present any additional or supplementary information or documents required.

(ix) To draw up, sign and present the necessary or appropriate documents for the issue and listing of the new shares to the Spanish Securities Exchange
Commission (CNMV) or to any other competent Spanish or non-Spanish authority or organisation, assuming responsibility for their contents and to draw up, sign and present any supplements needed, requesting their verification and registration.

(x) To carry out any action, declaration or negotiation with the Spanish
Securities Exchange Commission (CNMV), with the governing bodies of the securities exchanges, with the exchanges companies, IBERCLEAR, with the
Department of Treasury & Financial Policy, with the Department of Commerce &
Investment and with any other organisation, entity or register, whether public or private, Spanish or non-Spanish, to obtain (if necessary or advisable) the authorisation, verification and subsequent execution of the issue and the listing of the new shares.

(xi) To draw up and publish any announcements that may be necessary or appropriate for this purpose.

(xii) To draw up, sign, accredit and, if necessary, to certify any type of document related to the issue, including without limit the public and private documents required.

(xiii) To complete all the necessary formalities so that the new shares associated with the capital increase can be entered in IBERCLEAR’s registers and listed on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish stock exchange system (SIBE - Mercado Continuo) system and on foreign stock exchanges that list BBVA’s shares at the time of issue.

(xiv) And to take whatever action might be necessary or appropriate to execute and register the capital increase before whatever entities and organisations, whether public or private, Spanish or non-Spanish, including clarifications, supplements and amendment of defects or omissions that might impede or hinder the full effectiveness of the present resolution.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM SIX FOR THE ANNUAL GENERAL MEETING OF
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 11TH MARCH 2011.

Delegate authority to the Board of Directors such that, subject to applicable legal provisions and after having obtained any authorisations required to such effect, it may directly or through subsidiary companies fully guaranteed by the
Bank, within the maximum period of five years, on one or several occasions, issue all kinds of debt instruments, documented as debentures, bonds of any kind, promissory notes, covered bonds of any kind, warrants, mortgage securities, mortgage transfer certificants, preferred securities, totally or partially exchangeable for securities tradeable on secondary markets, already issued by the Company or by another company, or payable by cash settlement, or any other analogous securities that represent or create debt, denominated in euros or in any other currency, that can be subscribed in cash or in kind, nominative or made out to the bearer, senior or secured by any kind of collateral, including mortgage guarantee, with or without the incorporation of warrants, subordinate or not, with limited or open-ended tenor, to the maximum nominal sum of €250,000,000,000.- (TWO HUNDRED AND FIFTY BILLION EUROS).

Repeal the unavailed part of the authority conferred by the General Meeting held on 18th March 2006, under its agenda item three, whose amount was raised by resolutions of the General Meetings held on 16th March 2007, 14th March 2008 and
13th March 2009, whilst maintaining the authority in force for the part already availed.

Likewise, confer authority on the Board of Directors to establish and determine in the manner it deems most advisable, the other terms and conditions inherent to each issue, with regard to the fixed, floating or indexed interest rate, issue price, nominal value of each certificate, its representation in single or multiple certificates or in book entries, nominative or made out to the bearer, form and date of redemption, and/or any other aspects related to the issues.
Also, authorise the Board of Directors to request listing of the securities issued on the stock markets and other competent bodies, subject to their standards for admission, listing and possible de-listing, providing such guarantees or covenants as required under prevailing legal provisions, and to determine any matters not envisaged hereunder.

Likewise, authorise the Board of Directors, pursuant to article 249 of the
Capital Companies Act, to pass on to the Executive Committee the powers delegated to it by the AGM regarding the aforementioned resolutions, with express authority for substitution by the Chairman of the Board, the Chief
Operating Officer or any other Director or proxy of the Bank.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM SEVEN FOR THE ANNUAL GENERAL MEETING OF
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 11TH MARCH 2011.

1.- Approve, for the effects of article 219 of the Capital Companies Act and other applicable legislation, the system of variable remuneration in shares for the management of the BBVA Group (hereinafter the "System of Variable
Remuneration in Shares for the Management" or the "System") under the following terms and conditions:

1.1. The BBVA System of Variable Remuneration in Shares for the Management is
based on a reward (hereinafter the "Management Incentive" or the "Incentive")
that will have the following characteristics:

a)  Description: The Incentive will consist of an annual allocation to the management of the BBVA Group (including the executive directors and members of the senior management) of a number of units to each. These units will act as the basis to determine the number of ordinary shares of BBVA deliverable on the settlement date of the Incentive, where applicable, and will be associated to the degree of compliance with various Group-level indicators that will be determined every year.

For 2011, the indicators established are as follows:

– Performance of the Bank's Total Shareholder Return (TSR) from 1st January to
31st December 2011, compared against the TSR performance of the following peer group of international banks over the same period:  BNP Paribas, Société
Genérale, Deutsche Bank, Unicredito Italiano, Intesa San Paolo, Banco Santander,
Credit Agricole, Barclays, Lloyds Banking Group, Royal Bank of Scotland, UBS,
Credit Suisse, HSBC, Commerzbank, Citigroup, Bank of America, JP Morgan Chase,
and Wells Fargo.

– Compliance with the budgeted recurrent Economic Profit in the Group.

– Compliance with the Net Attributable Profit targets in line with the Group's growth plans.

To calculate the exact number of BBVA shares deliverable to each beneficiary, the number of units initially allocated will be divided into three parts, each linked to one indicator according to the weightings established for each. Each of these will be multiplied by coefficients of between 0 and 2 as a function of a scale defined each year.

For TSR, the applicable coefficient will always be zero when the Bank is ranked below the median of its peer group.
The price of the shares deliverable under the Incentive will be the opening price listed on the market on the day of delivery.

(b)  Beneficiaries: The Incentive is addressed to the members of the BBVA management that are in the management team when this Incentive comes into force, including executive directors and members of the senior management. For 2011, the initial estimate of the number of beneficiaries under the Incentive is
2,014. However, some may leave and others join the Incentive whilst it is in force.

(c) Duration: The Incentive will be applied annually, and will form part of the yearly variable remuneration of the BBVA management.

(d) Settlement of the Incentive: The Management Incentive will be settled during the first quarter of the year following the one in which the Incentive was accrued, without detriment to the cases of early settlement under conditions that may be established in the laying down the details for implementation of this resolution.

The shares corresponding to the settlement of the Incentive for 2011 will be delivered during the first quarter of 2012. The beneficiaries may avail these shares in the following manner: ( i) 40% of the shares received will be freely transferrable by the beneficiaries as of their delivery;  (ii) 30% of the shares received will become transferrable once a year has passed from the settlement date; and (iii) the remaining 30% will become transferrable once two years have passed from the Incentive settlement date. All this will be done under the terms and conditions established by the Board of Directors. These constraints on the availability of shares will not be applicable to beneficiaries included in section 1.2. below, which describes the specific features determined for these beneficiaries.

Each year the Board of Directors will determine the date on which the Incentive shares will be delivered and also, where applicable, the specific criteria for deferral and availability.

1.2. The following is established for beneficiaries of the Incentive who perform professional activities with a material impact on the Bank's risk profile and control and oversight functions, and for executive directors and members of the
BBVA Group senior management:

• If as a consequence of the settlement of the Incentive referred to in section
1.1. above, the shares deliverable to them do not account for at least 50% of their annual variable remuneration, the shortfall will be topped up in shares, so that they receive at least 50% of their annual variable remuneration in shares and the remaining amount in cash.
• In order to determine the number of shares deliverable in the event of the aforementioned adjustment, the price applied will be the average closing price of the BBVA shares over the trading sessions between 15th December and 15th
January, both inclusive, prior to the date on which the variable annual remuneration is determined.
• The shares received on settlement of the variable remuneration in shares will be subject to specific deferral criteria. Thus, 60% will be delivered during the first quarter of the year following the year to which the variable remuneration corresponds; whilst delivery of the remaining 40% will be deferred, with one third paid out each year during the three year period as of the first date of delivery, without detriment of early settlement that may be established when laying down the details for implementing this resolution. This deferred percentage will be increased up to 50% for executive directors and members of senior management.
• The shares corresponding to the variable remuneration will be unavailable for one year as of their delivery under the terms and conditions established by the
Board of Directors. The Board of Directors will also establish the circumstances that may limit or block, in some cases, the delivery of the shares under deferral.
Each year the Board of Directors will also determine the date on which the shares will be delivered and, where applicable, the specific criteria for deferral and the timing with which they will become available.
1.3. The maximum number of BBVA shares deliverable, where applicable, to the management as a consequence of the System of Variable Remuneration in Shares for
the management is 17.5m ordinary shares, representing 0.39% of the current ordinary share capital of Banco Bilbao Vizcaya Argentaria, S.A. for 2011. Of
these, a maximum of 600,000 ordinary shares (representing 0.01% of the share capital) may be for executive directors and 1.7m ordinary shares (representing
0.03% of the share capital) for other members of the senior management.

The Company may earmark the shares comprising its treasury stock to cover the shares indicated in the previous paragraph or may use another suitable financial system that the Company may determine.

2.- Authorise the Board of Directors, pursuant to article 249 of the Capital
Companies Act, to pass on to the Executive Committee the powers delegated to it by the General Meeting regarding the foregoing resolutions, with express authority for substitution by the Chairman of the Board, the Chief Operating
Officer or any other Director or proxy of the Bank; and implement whenever and however it deems suitable, develop, formalise, execute and settle the System of
Variable Remuneration in Shares for the management described in point 1 above, including the Incentive for the management, adopting any resolutions and signing any public or private documents that may be necessary or advisable for full effectiveness, with powers to correct, rectify, amend or supplement this resolution and, in particular, but in no way limited to, the following powers:

(a) To implement the System of Variable Remuneration in Shares for management when it deems it advisable and in the specific form it deems appropriate.
(b) To develop and establish the specific terms and conditions for the System of
Variable Remuneration in Shares for the management with respect to everything not envisaged in this resolution. This includes, but is not limited to, establishing the circumstances under which the System would be settled early and declaring compliance with the conditions that may, where applicable, be linked to such early settlement.
(c) To draw up, sign and present any additional communications and documents that may be necessary or advisable before any public or private body in order to implement and execute and settle the System of Variable Remuneration in Shares, including, where necessary, the corresponding protocols.
(d)  To engage in any action, declaration or arrangement with any public or private, domestic or international body or entity or registry to obtain any permit or verification needed to implement, settle and execute the System of
Variable Remuneration in Shares.
(e) Negotiate, agree and sign counterparty and liquidity contracts with the financial institutions it freely designates, under the terms and conditions it deems suitable.
(f) To draw up and publish any announcements that may be necessary or advisable.
(g) To draw up, sign, grant and, where applicable, certify any kind of document relating to the System of Variable Remuneration in Shares.
(h) To adapt the contents of the System to the circumstances or corporate operations that may occur during its term, relating both to BBVA and the peer banks in its benchmark group, such that the System continues to perform under the same terms and conditions.
(i) And, in general, engage in any acts and sign any documents that may be necessary or advisable for the validity, efficacy, implementation, development, execution, settlement and success of the System of Variable Remuneration in
Shares and the previously adopted resolutions.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM EIGHT FOR THE ANNUAL GENERAL MEETING OF
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 11TH MARCH 2011.

1.- Extend for an addition five years the initially established duration for the system of remuneration for non-executive directors of Banco Bilbao Vizcaya
Argentaria, S.A. (hereinafter "BBVA") based on the deferred delivery of BBVA shares, which was adopted by resolution of the General Meeting, 18th March 2006, under agenda item eight (hereinafter the "System of Variable Remuneration with
Deferred Delivery of Shares" or the "System"), also increasing the maximum number of shares initially established, maintain all the other terms and conditions established in said resolution, pursuant to the following:

(a) Description: The System of Variable Remuneration with Deferred Delivery of
Shares comprises yearly allocation of "theoretical shares" to the non-executive directors of BBVA as part of their remuneration which, where applicable, will be delivered to them on the date they leave their seat for any reason other than grave dereliction of duty.

For such purposes, the non-executive directors named as beneficiaries of the
System by the Bank's Board of Directors will be allocated a number of
"theoretical shares" for a value equivalent to 20% of their total remuneration paid the previous year according to the average of the BBVA share closing price over the sixty (60) trading sessions prior to the dates of the Annual General
Meetings that adopt the financial statements corresponding to the years covered by the System.

(b) Beneficiaries: The System of variable remuneration with deferred delivery of shares is addressed to non-executive BBVA directors who hold such directorship at any time and are named as beneficiaries by the Board of Directors.

(c) Duration: The period initially established for the System under General
Meeting resolution, 18th March 2006 at five years is extended for an additional five-year period. Nonetheless, partial settlements may be made under the terms and conditions of section a) above, and the General Meeting may resolve a further extension of the System of variable remuneration with deferred delivery of shares.

(d) Number of shares: The number of 400,000 ordinary BBVA shares initially established for the System of Variable Remuneration with Deferred Delivery of
Shares under General Meeting resolution, 18th March 2006 at five years is increased with an additional 600,000 ordinary shares, representing 0.01% of the
Bank's share capital at the date of this resolution. The total number of shares allocated to the System will thus be 1,000,000 (one million) shares, representing 0.02% of the Bank's share capital.

(e) Coverage: The Company may put shares that comprise or come to comprise its treasury stock into covering the System or it may use any other suitable financial instrument that the Company may determine.

2.- Confer authority on  the Board of Directors such that, pursuant to article
249 of the Capital Companies Act, it may pass on to the Executive Committee the powers delegated to it by the General Meeting regarding the foregoing resolutions, with express authority for substitution by the Chairman of the
Board, the Chief Operating Officer or any other Director or proxy of the Bank;
and such that it may develop, formalise and dispose the execution and settlement of the System of variable remuneration with deferred delivery of shares, adopting any resolutions that may be necessary for this, and in particular, but in no way limited to the following:

(a) To name the beneficiaries of the System of variable remuneration with deferred delivery of shares at any time and determine the number of "theoretical shares" allocated to each of them under the terms and conditions of this resolution.

(b) To develop and set the specific terms and conditions for the System insofar as these are not established in this resolution.

(c) Authorised the granting of counterparty and liquidity agreements with the financial institutions it freely designates, under the terms and conditions it deems appropriate.

(d) Adapt the content of the System to the circumstances or corporate operations that may occur during its term, should any event arise that in its opinion may significantly affect the objectives and basic terms and conditions originally established.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM NINE FOR THE ANNUAL GENERAL MEETING OF
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 11TH MARCH 2011.

Re-elect Deloitte, S.L. as auditors for the accounts of Banco Bilbao Vizcaya
Argentaria, S.A. and the Banco Bilbao Vizcaya Argentaria Group for 2011.
Deloitte, S.L. is domiciled in Madrid, at Plaza Pablo Ruiz Picasso, 1 - Torre
Picasso and its tax code is B-79104469; filed under number S-0692 in the official registry of account auditors in Spain, and in the Madrid Mercantile
Registry under tome 13,650, folio 188, section 8, sheet M-54414.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM TEN FOR THE ANNUAL GENERAL MEETING OF
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 11TH MARCH 2011

Adoption of the amendment to the following articles in the Company Bylaws:
Article 1 Name, Article 6 Increase or reduction of capital, Article 9 Call on shares, Article 13 ter Preference shares, Article 15 Rights of shareholders,
Article 16 Obligations of the shareholders, Article 19 Classes of Meetings,
Article 20 Convening of  meetings: the authority responsible, Article 21 Form and content of the convening notice, Article 22 Place of Meeting, Article 24
Proxies (to allow the shareholder to be represented by any person), Article 28
Matters to be considered by Meetings, Article 30 Powers of the Meeting, Article
31 Adopting resolutions, Article 32 Minutes of the Meetings, Chapter Four: The
Board Committees, Article 48 Audit Committee, Article 51 Financial year, Article
52 Preparation of the Annual Accounts, Article 53 Allocations of results,
Article 54 Grounds of dissolution, Article 56 Liquidation phase and suppression of the Additional Provisions:  One, Two and Three, for their adaptation to the amendments brought in under the consolidated text of the Capital Companies Act, adopted by Legislative Royal Decree 1/2010, 2nd July and to Act 12/2010, 30th
June, amending Act 19/1988, 12th July, on the auditing of accounts, Act 24/1988,
28th July, on securities exchanges, and the consolidated text of the Companies
Act adopted under Legislative Royal Decree 1564/1989, 22nd December, and to
bring in certain technical enhancements:

“Article 1. Name.

 The Company is called BANCO BILBAO VIZCAYA ARGENTARIA, S.A.  (the "Bank" or the
"Company") and will be governed by the law, these Bylaws and other applicable legal provisions.
Article 6. Increase or reduction in capital.

 The Bank's capital may be increased or reduced by a resolution of the General
Meeting of Shareholders, without prejudice the provisions of Article 30 , section c) and d) of these Bylaws.

  The increase in the share capital may be made by issuing new shares or by increasing the nominal value of existing ones. In both cases, the exchange value of the increase in capital may consist both of new contributions, pecuniary or otherwise, to the company assets, including the set-off of credits against the
Company, or a charge against earnings or reserves or earnings that already appeared on the latest balance sheet approved.

 In increases of share capital with the issue of new shares, whether ordinary or preference, payable by pecuniary contribution, shareholders will have the right to subscribe a number of shares proportional to the nominal value of the shares they own, within the term granted to them for this purpose by the Company Board of Directors, which shall be not less than fifteen days from the publication of the announcement of the offering for subscription of the new issue in the
Official Gazette of the Companies Registry (Boletín Oficial del Registro
Mercantil).

 The preferential subscription right will be transferable on the same conditions as the shares from which it derives. In increases of capital charged to reserves, the same rule shall apply to the rights of free allocation of the new shares.

 The preferential subscription right will not apply when the increase of capital is due to the take-over of another company or of all or part of the split-off assets of another company or the conversion of debentures into shares.

 In cases in which the interests of the Company so require, the General Meeting, when deciding on an increase of capita, may resolve, subject to the legally established requirements, to totally or partially eliminate the preferential subscription right.

Article 9. Pending Disbursements

Where any shares are not paid up in full, shareholders must pay the undisbursed part at the time that the Board of Directors may determine, within a maximum period of five years as of the date of the resolution to increase the capital.
The form and other circumstances regarding the disbursement will be subject to the provisions in the resolution to increase the capital.

The requirement to pay the pending disbursements will be notified to the shareholders affected or will be announced in the Official Gazette of the
Companies Registry. There must be at least one month between the date of sending the communication or the announcement and the payment date.

Shareholders in default of payment on the pending disbursements may not vote.
The amount of the shares of such shareholder shall be deducted from the share capital for the computation of the quorum. Shareholders in default will not be entitled to collect dividends or to preference subscription of new shares or convertible bonds.

Should the term established for payment elapse, without payment having been made, the Bank, depending on the cases and the nature of the disbursement not made, may either demand compliance  with  the obligation  with payment of the legal interest and the loss and damage caused by the delay or proceed to dispose of the shares without liability on behalf of the defaulting shareholder. In such case, the sale of the shares will be verified by an official member of the secondary market on which the shares are listed, or otherwise through a commissioner for oaths, and, where applicable, it shall entail the replacement of the original share certificate by a duplicate.

The proceeds from the sale, as may be the case, after deducting expenses, shall be in the possession of the Bank and they shall be allocate to cover the overdraft of the cancelled shares and should any balance arise, it shall be delivered to the holder.

Should it not be possible to make the sale, the share will be redeemed, with the subsequent reduction in capital, the amounts already paid up remaining in the
Company earnings.

Should partially paid-up shares be transferred, the acquiring shareholder, together with all the preceding transferors, at the choice of the Board of
Directors, shall be jointly and severally liable for payment of the outstanding amount. The transferors shall be liable for a term of 3 years reckoned after the date of the respective transfer.

The provisions of this article shall not impede the Bank from using any of the means contemplated in applicable legislation against the defaulting shareholders.

Article 13.   ter Preference  shares

 The Company may issue shares which grant a privilege over ordinary shares under the legally established terms and conditions, complying with the formalities prescribed for the amendment of the Company Bylaws.

Article 15. Rights of shareholders

 The following are the rights of the Bank's shareholders and may be exercised within the conditions and terms and subject to the limitations set out in these
Bylaws:

a) To participate, in proportion to the paid up capital, in the distribution of the company’s earnings and in the assets resulting from liquidation.

b) Preemptive subscription right in the issue of new shares or debentures convertible into shares.

c) To attend General Meetings, in accordance with article 23 hereof, and to vote at these, except in the case of nonvoting shares, and also to challenge corporate resolutions.

 d) To call for ordinary or extraordinary General Meetings, under the terms and conditions set out in the Companies Act and these Bylaws.

e) To examine the Annual Accounts, the Management Report, the proposed allocation of results and the Report of the Auditors, and also, if appropriate, the Consolidated Accounts and Management Report, in the manner and within the time limit provided in  article 29 hereof.

 f) The right to information, pursuant to applicable legislation and these
Bylaws.

g) For the member and persons who, where appropriate, have attended the General
Meeting of Shareholders as proxies for non-attending members, to obtain at any time certified copies of the resolutions and of the Minutes of General
Meetings..

h) In general, all rights that may be recognized by a statutory provision or by these Bylaws.

Article 16. Obligations of the shareholders

 Shareholders have the following obligations:

 a) To abide by the Bylaws and by the resolutions of General Meetings, of the
Board of Directors and other bodies of government and administration.

 b) To pay the portion of capital that may have been pending disbursement, when so required.

c) To accept that the Courts of competent jurisdiction shall be determined on the basis of the location of the registered office of the Bank for the resolution of any differences that the shareholder, as such may have with the
Company, and for that purpose the shareholder shall be deemed to have waived the right to have recourse to the Courts of his own locality.

d) All other obligations deriving from legal provisions or from these Bylaws.

Article 19 Classes of Meetings

 General Meetings of Shareholders may be Ordinary or Extraordinary. The Ordinary
General Meeting, convened as such, will necessarily meet within the first six months of each year. It will give approval, where forthcoming, of the corporate management, the accounts for the previous year and resolve as to the allocation of results, without prejudice to such resolutions as it may adopt,  within the scope of its powers, concerning any other item on the agenda or that are allowed by law provided that the General Meeting is attended by the number of shareholders and the portion of capital required by law or the Bylaws in each case.
 Every Meeting other than that provided for in the previous paragraph will be considered an Extraordinary General Meeting.

Article 20. Convening Meetings.

 General Meetings shall be convened at the initiative of the Board of Directors whenever it deems this necessary or advisable for the Company's interests, and in any case on the dates or in the periods determined by law and these Bylaws.

 If requested by one or several shareholders representing at least five per cent of the share capital, the Board of Directors must also convene a General
Meeting. The request must expressly state the business to be dealt with. In such event, the Board of Directors must convene the Meeting so that it is held within the legally established period as of the date on which the Board of Directors is served duly attested notice to convene it. The agenda must without fail include the matters to which the request for a meeting referred.

Article 21. Form and content of the convening notice

 General Meetings, whether Ordinary or Extraordinary, must be convened by means of announcements published in the Official Gazette of the Companies Registry and
on the Company website, within the notice period required by law, except when legal provisions establish other media for disseminating the notice.

 The notice shall indicate the date, time and place of the meeting on a first convening and its agenda, which will give all the business that the Meeting will
deal with, and any other references that may be required by law.   The date on
which the meeting should be held on a second convening may also be placed on record in the announcement.

 At least twenty-four hours should be allowed to elapse between the first and second meeting.

The Board of Directors may consider technical media and the legal bases that enable and guarantee remote attendance at the General Meeting and will evaluate the possibility of organising attendance over remote media.

Article 22.  Place of meeting

 Except  in events established by law for Universal General Meetings, General
Meetings shall be held at the municipal area where the Company has its registered office, on the date indicated in the convening notice, and sessions may be extended for one or more consecutive days at the request of the Board of
Directors or of a number of shareholders representing at least one quarter of the capital present at the meeting, and also may be transferred to a place other than that indicated in the convening notice, within the same municipal area, with the knowledge of those present, in the event of force majeure.

Article 24. Proxies

Any shareholder entitled to attend may attend meetings represented by another person, who need not necessarily be a shareholder.

The proxy must be conferred specifically for each General Meeting, using the proxy form established by the Company, which shall be recorded on the attendance card. A single shareholder may not be represented at the General Meeting by more than one proxy.

Likewise, authorisation may be conferred by means of remote communications that comply with the requirements established by law.

The appointment of a proxy by a fiduciary or merely apparent shareholder may be rejected.

Article 28. Matters to be considered by the Meetings

 At Ordinary and Extraordinary General Meetings, only matters which are specifically indicated in the convening notice may be dealt with, except as provided for by law.

Article 30. Powers of the Meeting

The General Meeting of Shareholders has the following powers:

 a) Modify the Company Bylaws, and also confirm or rectify the interpretation of these made by the Board of Directors.

 b) Determine the number of Directors to form the Board of Directors, appoint, re-elect and dismiss Board members, and ratify or revoke the provisional appointments of such members made by the Board of Directors.

 c) Increase or reduce the share capita delegating, where appropriate, to the
Board of Directors the power to indicate, within a maximum time, pursuant to law, the date or dates of its execution, who may use all or part of that power or even refrain from doing so in consideration of the conditions in the market, in the Company itself or of any fact or event of social or economic importance which makes this decision advisable, reporting on this at the first General
Meeting held when the term set for its execution has elapsed.

 d) Authorise the Board of Directors to increase share capital as established by law.  When the General Meeting delegates such power, it may also confer powers to exclude the preferential subscription right over the share issues referred to in the authority, under the terms and conditions and with the requirements established by law.

 e) Delegate to the Board of Directors the amendment of the nominal value of the shares representing the share capital, re-wording article 5 of the Company
Bylaws.

f) Issue debentures, bonds or other securities recognising or creating debt, whether senior, mortgage, exchangeable or convertible, with fixed or variable interest, which may be subscribed in cash or in kind, or under any other condition of profitability or entailment, modality or characteristic. The
General Meeting may also authorise the Board of Directors to make said issues.
It may also confer authority on the Board of Directors to exclude or limit the preferential subscription right over the convertible debenture issues under the terms and conditions and with the requirements established by law. In the event of convertible debenture issues, the General Meeting will approve the conditions and modalities of the conversion and the increase of the share capital by the amount necessary for the purposes of the said conversion, as established by law.

 g) Examine and approve the annual accounts, the proposal on the application of result and the Company management for each financial year and also, where appropriate, the consolidated accounts.

 h) Appoint, re-elect and dismiss the auditors.

 i) Approve the transformation, merger, split, global assignment of assets and liabilities, dissolution and offshoring of the registered offices.

 j) Make a statement on any other matter reserved to the Meeting by legal provision or by these Bylaws.

k) To approve its Regulations and any later amendments, pursuant to the Board of
Director's proposal regarding these.

Article 31. Adopting resolutions

 At ordinary and/or extraordinary General Meetings, resolutions shall be adopted with the majorities required by law and by these Bylaws.

Every shareholder attending the General Meeting shall have one vote for each share owned or represented, however much has been paid up for it.

Shareholders who are not up to date in the payment of calls for pending disbursements shall not have the right to vote, but only with regard to the shares whose call disbursements has not been paid. Nor shall holders of shares without voting rights.

Shareholders may delegate or exercise their vote on proposals regarding matters in the agenda items at any kind of General Meeting by postal correspondence, electronic correspondence or any other remote means of communication, provided that the identity of the person exercising their voting right is duly guaranteed.

The Board of Directors may draw up the suitable rules, means and procedures to instrument the voting process and the granting of proxy over remote media, complying with the requirements established by law.

Article 32. Minutes of Meetings

 The Secretary of the Meeting shall prepare minutes thereof which shall be entered in the minute boo; the minutes may be approved by the Meeting itself at the end of the session, and failing that, within a period of fifteen days, by the Chairman of the General Meeting and two shareholders examiners, one representing the majority and the other the minority.

 The corporate resolutions may be implemented as of the date of approval of the minutes in which they appear.

The minutes of the meeting will be signed by the Secretary and countersigned by the Chairman.

Any certificates that are issued in connection with the minutes once approved, will be signed by the Secretary and, failing that, by the Secretary of the Board of Directors, and countersigned by the Chairman or, as the case may be, by the
Chairman of the Board of Directors.

The Board of Directors may request the presence of a notary public to take minutes of the proceedings.

Chapter Four: On Board Committees

 To assist in the performance of its duties, the Board of Directors may set up the committees it deems necessary to help it on questions within the scope of its powers.

Article 48.  Audit Committee.

 However, for the supervision both of the financial statements and of the exercise of the control and oversight function, the Board of Directors shall have an Audit Committee, which will have the powers and means it needs to perform its duties.

The Audit Committee shall comprise of a minimum of four non-executive directors appointed by the Board of Directors, who have due dedication, capacity and expertise necessary to pursue their duties. The Board shall appoint one of them to Chair the Committee, who must be replaced every four years, and may be re-elected to the post when one year has elapsed since he/she stood down.  At least one of the Audit Committee members must be an independent director and be appointed taking into account his/her knowledge and expertise in accounting, auditing or in both.

The maximum number of members on the Committee shall be the number established in article 34 of these Bylaws, and there will always be a majority of non-executive directors.

The Committee shall have its own set of specific regulations, approved by the
Board of Directors. These will determine its duties, and establish the procedures to enable it to meet its commitments.  In all cases, the arrangements for calling meetings, the quorum for proper constitution and adoption and documentation of resolutions will be governed by the provisions of these Company
Bylaws with respect to the Board of Directors.

The Audit Committee will have the powers established by law, by the Board
Regulations and by its own regulations.

Article 51. Financial year.

 The accounting periods of the Company shall be one year, coinciding with the calendar year, ending on 31st December each year.

Article 52. Annual Accounts.

 The annual accounts and other accounting documents that must be submitted to the ordinary General Meeting for approval must be prepared in accordance with the chart established by prevailing provisions applicable to banking institutions.

 The annual accounts, the management report, the proposal for allocation of results and the auditors' report and, where applicable, the consolidated financial statements and management report, will be given the publicity that is determined at any time by prevailing provisions and these Bylaws.

Article 53. Allocation of results.

The General Meeting shall resolve on the allocation of results from the year, in accordance with the balance sheet approved.

The Company's net earnings will be distributed in the following order:

a) Endowment to insurance-benefit reserves and funds, required by prevailing legislation and, where applicable, to the minimum dividend mentioned under article 13 of these bylaws.

b) A minimum of four percent of the paid-up capital, as shareholder dividend.

c) Four percent of the same to remunerate the services of the board of directors and the executive committee, unless the board itself resolves to reduce this percentage in years when it deems this to be appropriate. The resulting figure shall be made available to the board of directors to distribute amongst its members at the time and in the form and proportion that it determines. The resulting amount may be paid in cash or, if the General Meeting so resolves pursuant to the law, by delivery of shares, share options or remuneration indexed to the share price.

This amount may only be taken out after the shareholders' right to the minimum
4% dividend mentioned above has been duly recognised.

Article 54. Grounds of dissolution.

 The Bank will be dissolved under the circumstances laid down in that respect by prevailing legislation.

Article 56. Liquidation phase.

Once the dissolution has been resolved, the liquidation phase shall commence and although the Company shall retain its legal status, the representative capacity of the directors and other authorised agents to enter into new contracts and contract new obligations shall cease, and the liquidators shall assume the functions attributed to them by law.

The liquidation of the Company will be done in compliance with the prevailing legal provisions at any time.”

PROPOSED RESOLUTIONS UNDER AGENDA ITEM ELEVEN FOR THE ANNUAL GENERAL MEETING OF
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 11TH MARCH 2011

Adoption of the amendment to the following articles of the General Meeting
Regulations: Article 2. Types of General Meetings, Article 3. Powers of the
General Meeting, Article 4.   Convening the Meeting, Article 5. Notice of
Meeting, Article 9. Proxies at the General Meeting, Article 10.   Form of proxy,
Article 11. Place and procedures, Article 18. Conducting the General Meeting and
Article 20.  Adopting resolutions,  to bring them into line with the amendments contained in the consolidated text of the Capital Companies Act, adopted by
Legislative Royal Decree 1/2010, 2nd July, and to match the wording of the
Company Bylaws, whose amendment is also proposed under agenda item ten, and to update them and bring in technical enhancements, such that the articles would be worded as follows:

“Article 2.  Types of General Meetings

General Meetings of Shareholders may be annual or extraordinary.

The Annual General Meeting (AGM), convened as such, must necessarily meet within the first six months of each year. It will give approval, where forthcoming, of the corporate management, the accounts for the previous year, and resolve as to the application of profits. However, it will also be able to resolve on any other business on the agenda or that are allowed by law,  within the scope of its powers, provided that the General Meeting is attended by the number of shareholders and the portion of capital required by law or the Bylaws in each case.

Any other General Meetings held by the Company will be considered Extraordinary
General Meetings. (EGMs).

Article 3.  Powers of the General Meeting

In accordance with the Law and the Corporate Bylaws, the General Meeting is
empowered to:

i) Amend the Corporate Bylaws and confirm and rectify the interpretation of said
Bylaws by the Board of Directors.

ii)  Determine the number of seats on the Board of Directors, appoint, re-elect and dismiss Board members, and ratify or revoke the provisional appointments of such members made by the Board of Directors.

iii) Increase or reduce the share capital. Where it sees fit, the General
Meeting will confer authority to the Board of Directors powers to establish the date(s) of said increase/decrease, within a maximum period, and in accordance with the Law. It shall specify who may make use of the authority, in full or in part, or abstain from so doing, in light of conditions in the market and the company, and of any event or fact of corporate or financial importance that may make such decision advisable. The Board shall inform the first General Meeting held after the deadline for increasing/reducing capital of what it has done.

iv) Confer authority upon the Board of Directors to increase share capital as established by Law. When the General Meeting confers said authority, it may also empower the Board to exclude preferential subscription rights in share issues covered by the authority, under the terms and requirements established by Law.

v) Empower the Board of Directors to amend the nominal value of shares representing the Company’s equity, re-wording article 5 of the Corporate Bylaws.

vi) Issue debentures, bonds or other securities recognising or creating debt, whether senior, mortgage-backed, exchangeable or convertible, with fixed or variable interest, which may be subscribed in cash or in kind, or under any other condition of profitability or entailment, modality or characteristic. The
General Meeting may also authorise the Board of Directors to make said issues.
It may also confer authority on the Board of Directors to exclude or limit preferential subscription rights over the convertible debenture issues under the terms and conditions and with the requirements established by law.  In the event of convertible debenture issues, the General Meeting will approve the conditions and modalities of the conversion and the increase of the share capital by the amount necessary for the purposes of the said conversion, as established by law.

vii) Examine and approve where appropriate, the Annual Accounts, the proposed application of profits and the Company management for each financial year and also, where appropriate, the Consolidated Accounts.

viii) Appoint, re-elect and dismiss the auditors.

ix) Approve the transformation, merger, split, global assignment of assets and liabilities, dissolution and offshoring of the registered offices.

xi) Pronounce on any other matter reserved to the General Meeting by law or under the Bylaws.
xii) Approve its Regulations and any later amendments, pursuant to the Board of
Director's proposal regarding these.

 Article 4.  Convening the meeting

General Meetings shall be convened at the initiative of and according to the agenda determined by the Board of Directors.

It must necessarily convene them whenever it deems this necessary or advisable for the Company's interests, and in any case on the dates or in the periods determined by law and the Company Bylaws.

A General Meeting must also be convened if requested by one or several shareholders representing at least five per cent of the share capital. The request must expressly state the business to be dealt with. In such event, the
Board of Directors must convene the General Meeting so that it is held within the legally established period as of the date on which the Board of Directors is served duly attested notice to convene it. The agenda must without fail include the matters to which the request for a meeting referred.

Article 5.   Notice of meeting

Annual and Extraordinary General Meetings must be convened with the notice period required by law by means of an announcement published by the Board of
Directors or its proxy, in the Official Gazette of the Companies Registry and on
the Company website, except when legal provisions establish other media for disseminating the notice.

The notice shall state the date, time and place of the Meeting at first summons and its agenda, which will give all the business that the Meeting will deal with, and any other references that may be required by law.

It must also state the date on which the General Meeting will be held at second summons. There must be at least twenty-four hours between the first and second summons.

The notice of meeting for the General Meeting shall state the shareholders’
right, as of the date of its publication, to immediately obtain at the registered offices, free of charge, any proposed resolutions, reports and other documents required by Law and by the Bylaws.

It shall also include necessary data regarding shareholder information services, indicating telephone numbers, e-mail addresses, offices and opening hours.

Documents relating to the General Meeting shall be hung on the company Website, with information on the agenda, the proposals from the Board of Directors, and any relevant information shareholders may need to issue their vote.

Where applicable, information shall be provided on how to follow or attend the
General Meeting over remote media systems, when this has been established, pursuant to the Company Bylaws. Information on anything else considered useful or convenient for the shareholders for such purposes will also be included

Shareholder representing at least five per cent of the share capital may request a supplement to the notice calling a General Meeting be published adding one or more agenda items. The right to do this may be exercised by duly attested notification to the Bank registered head office during the five days after the call to meeting is published. The supplement to the notice of meeting must be published at least fifteen days prior to the date on which the General Meeting is scheduled.

Pursuant to applicable legislation, the Company will establish an Online
Shareholder Forum on its website on the occasion of each General Meeting, providing access with due guarantees both for individual shareholders and any voluntary associations that may be set up, in order to facilitate their
communication in the run-up to the General Meeting.   Shareholders may post
proposals on the Online Forum that they intend to present as supplements to the agenda announced in the notice of meeting; requests to second such proposals;
initiatives to reach the threshold for minority rights established by law; and
offers or requests for voluntary proxy.
Article 9. Proxies at the General Meeting

Any shareholder entitled to attend may be represented at the General Meeting by another person, who need not necessarily be a shareholder.

The proxy must be conferred specifically for each General Meeting, using the proxy form established by the Company, which shall be recorded on the attendance
card.   A single may not be represented
 at the General Meeting by more than one proxy.
Representation conferred to someone who may not act proxy by law shall not be valid nor enforceable. Nor shall representation conferred by a fiduciary or apparent holder.

Proxies must be conferred in writing or by remote communication media that comply with the requirements of law regarding remote voting. They must be specific for each General Meeting.

Representation shall always be revocable. Should the shareholder represented attend the General Meeting in person, his/her representation shall be deemed null and void.

Article 10. Form of proxy

The form of proxy must always comply with the Law.

The form of proxy must contain or be attached to the agenda, and include request for voting instructions indicating the general way in which the proxy shall vote should no precise instructions be given.
When the directors send out a form of proxy, the voting rights corresponding to the shares represented shall be exercised by the Chairman of the General
Meeting, unless otherwise indicated in the form. Shareholders giving no specific voting instructions will be deemed to vote in favour of the proposals presented by the Board of Directors at each General Meeting.  Should the directors or others send out a form of proxy, the director granted said proxy may not exercise the voting rights corresponding to the shares represented, on agenda items that may lead to a conflict of interests, and in no event may the representative vote regarding the following resolutions:
- Their appointment or ratification in a directorship.
- Their dismissal, severance or resignation from a directorship.
- Legal proceedings against the representative by the company.
- Approval or ratification, where applicable, of company operations with the director in question, companies said director may control or represent or persons acting to his/her account.
In these cases, another director or a third party may be designated as representative who is not affected by the conflict of interests.
 The authority conferred may also cover items that the General Meeting deals with that were not included on the agenda in the notice of meeting. In such event, the provisions of the previous paragraph shall also apply.
Forms of proxy may also be sent out by e-mail in compliance with the prevailing regulations at any time.

Article 11. Place and Procedures

The General Meetings shall be held in the municipal area where the Company offices are registered, on the day established in the notice of meeting. Its sessions may be extended over one or more consecutive days at the behest of the
Board of Directors or of shareholders representing at least one quarter of the capital present at the General Meeting.

The Board of Directors may, in the event of force majeure, decide to hold the
General Meeting somewhere other than initially established, within the same municipal area, provided it informs shareholders of this with due publicity.

This information requirement will be satisfied with the publication of an announcement in a national newspaper and on the Company’s Website, and by posting announcements in the place initially established for holding the General
Meeting.

In the event of force majeure, the Board of Directors may decide that the
General Meeting be moved once it has begun to a different site within the same municipal area.

The meeting may be held in separate rooms provided there is audiovisual equipment to permit the unity of the event through real-time interactivity and intercommunication between the rooms. The right of all shareholders attending to take part in the General Meeting and their entitlement to exercise the voting rights must be duly guaranteed.
Article 18. Organisation of the General Meetings

The proposed resolutions filed by the Board of Directors shall then be read out, unless the General Meeting deems this unnecessary.
Should the General Meeting be held in the presence of a Notary Public, the
Secretary shall give the Notary the corresponding proposed resolutions so that they are properly set down in the minutes.

After the corporate speakers address the meeting in the order established by the
Chair, the floor will be opened to the shareholders to ask their questions, request information or clarification regarding agenda items or formulate proposals in the terms established by Law.

Shareholders wishing to speak shall identify themselves, indicating their forename, surname and number of shares held or represented. Should they wish their words to be included in or annexed to the minutes of the General Meeting, they must deliver them in writing and duly signed to the Secretary of the
General Meeting or the Notary, as applicable, prior to taking the floor.

The floor will be opened in the fashion established by the Chairman who, in view of circumstances, may determine the amount of time to be allotted to each speaker. The Chairman shall try to ensure that the same time is allotted to each. However, the Chairing Committee may:

i) Extend the time initially allotted to each shareholder to speak, when the shareholder’s intervention so merits.

ii) Request speakers to clarify or expand on questions they have brought up that it does not deem to have been sufficiently explained, in order to clearly discern the content and subject-matter of their proposals or statements.

iii) Call speakers to order when they over-run time, or when the proper operation of the General Meeting may be jeopardised. It may also withdraw their right to the floor.

Once the shareholders have had their say, they will be given answers. The information or clarification requested shall be given by the Chairman or, where applicable and at the Chairman’s behest, by the Chief Operating Officer, another
Director or any other employee or expert in the matter. Should it not be possible to satisfy the shareholders’ right at the time, the information shall be facilitated in writing within seven days after the General Meeting has finished.

Directors are obliged to provide the information requested in the terms expressed above, except in cases established under Article 6 of these
Regulations.

The above notwithstanding, the Chair, in pursuit of its duties, may order the
General Meeting to be run in the fashion it considers most proper. The Chair may modify the established protocol as demanded by timing and organisational needs arising at any time

Article 20. Adoption of resolutions

The resolutions shall be adopted with the majorities required by law and by the
Corporate Bylaws.

Every shareholder attending the General Meeting shall have one vote for each share owned or represented, however much has been paid up for it. However, shareholders who are not up to date in the payment of calls for subscribed capital will not have the right to vote, but only with regard to the shares whose pending disbursement has not been paid. Holders of shares without voting rights may not vote.

To determine the outcome, votes emitted in the General Meeting minutes by shareholders and proxies shall be counted along with those emitted by proxy as a consequence of a public request for proxies under the terms of said proxy, and those emitted by post or e-mail or any other remote means of communication complying with the requirements.

The Chair shall inform the shareholders whether or not the resolutions proposed to the General Meeting have been approved when it has proof that there were sufficient votes to reach the majorities required for each resolution.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM TWELVE FOR THE ANNUAL GENERAL MEETING OF
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 11TH MARCH 2011.

Confer authority to the Board of Directors, with express powers to pass on this authority to the Executive committee or the director(s) it deems pertinent or the Company & Board Secretary, the most broad-ranging faculties required under law for the fullest implementation of the resolutions adopted by this AGM, making any arrangements necessary to obtain due permits and/or filings from the
Bank of Spain, the Ministry of the Economy & Finance, the Stock Exchange
Supervisor (CNMV), the entity charged with recording book entries, the Companies
Registry and any other public- or private-sector bodies To such ends, they may
(i) establish, interpret, clarify, complete, develop, amend, remedy omissions and adapt the aforementioned resolutions according to the verbal or written qualifications of the Companies Registry and any competent authorities, civil servants or institutions, without any need to consult again with the General
Meeting; (ii) draw up and publish the announcements required by law; (iii) place the aforementioned resolutions on public record and grant any public and/or private documents they deem necessary or advisable for their implementation;
(iv) deposit the annual accounts and other mandatory documentation at the
Companies Registry and (v) engage in any acts that may be necessary or advisable to successfully implement them and, in particular, to have them filed at the
Companies Registry or in other registries in which they may be fileable.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM THIRTEEN FOR THE ANNUAL GENERAL MEETING
OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 11TH MARCH
2011.

Submit to a consultative vote the approval of the Report on the Board of
Directors Remuneration Policy, whose text has been made available to shareholders along with the rest of the documents regarding the General Meeting since the notice of meeting was published.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 02/29/2012	By:	Mª Jesús ARRIBAS DE PAZ
	Name:	Mª Jesús ARRIBAS DE PAZ
	Title:	Authorized representative